GRAIL INVESTMENT CORP.

767 Third Avenue, 21st Floor

New York, NY 10017

Tel: (212) 676-5525

Fax: (212) 676-5524

December 15, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall and Donna Levy

Re:	Grail Investment Corp.

Withdrawal of Registration Statement on Form S-1 (File No. 333-148631)

Ladies and Gentlemen:

Grail Investment Corp., a Delaware corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests to withdraw its registration statement on Form S-1 (File No. 333-148631), including all exhibits thereto, originally filed with the Securities and Exchange Commission (the “Commission”) on January 14, 2008 and subsequently amended on February 22, 2008, April 2, 2008 and July 25, 2008 (as amended, the “Registration Statement”). The Registration Statement was not declared effective by the Commission, and none of the Company’s securities was sold or distributed pursuant to the Registration Statement.

The Company requests that the Commission consent to the withdrawal on the grounds that the Company has decided, due to current market conditions, not to pursue the offering to which the Registration Statement relates at this time.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments with respect to this letter, please do not hesitate to call Thomas Friedmann at the law firm of Dechert LLP at (202) 261-3313 or the undersigned at (212) 676-5525.

Sincerely,

/s/ John C. Siciliano

John C. Siciliano

President and Chief Executive Officer

Grail Investment Corp.